Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel: (631) 737-8381
Fax: (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

December 12, 2007

The OLB Group, Inc
1120 Avenue of the Americas
New York, NY 10036-6700

Re: ***<u>OLB Group, Inc. (the "Company")</u>***

Dear Sirs:

This office has been requested to render an opinion regarding the validity of shares of the Company. Please be advised that I have been access to the Books and Records of the Company with respect to the shares issued to and held by various shareholders of the Company. A portion of the shares of the Company have been issued and held in excess of one year as of this date.

The Company was initially incorporated as a New York Corporation, filed on January 15, 1993, as Interactive Colors, Inc., and subsequently amended to OLB.com (On-Line Business), Inc. On or about January 10, 2005, the New York corporation was merged into and with a Delaware corporation, The OLB Group, Inc., incorporated in the State of Delaware on November 18, 2004. An Agreement and Plan of Merger was executed by both corporations with an effective date of November 11, 2004, for accounting purposes. A Certificate of Merger of OLB.com (On-Line Business), Inc., wit The OLB Group, Inc., with OLB.com (On-Line Business), Inc. being the surviving corporation, taking the Certificate of Incorporation and name of The OLB Group, Inc., and was filed with the Secretary of State of the State of Delaware on January 10, 2005 and the Secretary of State of the State of New York on January 18, 2005.

For purposes of this opinion, I have been furnished with and have examined originals or copies, certified or otherwise identified to my satisfaction, of all such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as I

have deemed it necessary to require as a basis for the opinions hereafter expressed. As to questions of fact material to such opinions, I have, where relevant facts were not independently established, relied upon certifications by principal officers of the Company. I have made such further legal and actual examination and investigation as I deem necessary for purposes of rendering the following opinion. I have also reviewed a draft of a Form 10-SB prepared by the Company. This Firm previously issued an opinion, dated June 22, 006, and unless specifically stated herein, no additional review has been made with respect to the Company.

In my examination I have assumed the genuineness of all signatures, the legal capacity of natural persons, the correctness of facts set forth in certificates, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such copies. I have also assumed that such documents have each been duly authorized, properly executed and delivered by each of the parties thereto other than the Company.

Based on the foregoing, it is my opinion, as follows:

1. The Company is validly existing and duly incorporated in the State of Delaware;

2. All Shares issued by the Company are validly authorized, issued and outstanding shares of common stock and are fully paid and non-assessable;

3. The shares issued by the Company were issued pursuant to the exemption stated in Section 4(2) of the Securities Act of 1933, as amended;

4. With respect to the specific issuance of stock in the Company, each issuance of the shares the Company relied upon Section 4(2) of the Securities Act of 1933, as amended. Shares were issued as set forth on the schedule annexed to this Opinion Letter. With respect to the shares issued as Series A preferred stock by the Company in 1999, the Company issued the shares pursuant to an offering under Regulation D, and the Company was engaged in the creation of its ShopFast software. With respect to the issuance of the Series B preferred stock, the Company again relied upon Regulation D, and completed its software development and launched a series of web-sites. The Company had issued to Ronny Yakov, a Director and Executive Officer of the Company a total of 2,300,000 shares of common stock as a founder of the Company;

5. With respect to the above captioned shares, all issued prior to April 7, 2003, are restricted shares at this point in time, but are subject to Rule 144(k) for submission with an opinion of counsel for the removal of the restrictive legend. Prior to September 27, 2004, there were a total of 2,300,000 shares of common stock issued and outstanding, 807,000 shares of Series A preferred stock, 648,778 shares of Series B preferred stock issued and outstanding. Pursuant to Section 1 d. of a Settlement and Amended Merger Agreement,, dated as of September 27, 2004, by and between the Company and MetaSourse Group, Inc., the shares of Series A preferred stock were converted into an equal number of shares of common stock, with a warrant to purchase an additional shares for each share converted. The shares of Series B preferred stock were converted into an equal number of shares of common stock, with a warrant to purchase an additional shares for each share converted. All shares are restricted securities and none are freely tradable, unless Rule 144 is applied;

6. As of December 5, 2007, there 41,487,407 shares of common stock issued and outstanding.

I am a member in good standing of the Bar of the State of New York. My opinions below are limited to the Laws of the State of New York, the Business Corporation Law of the New York, Corporation Law of the state of Delaware and the federal securities laws of the United States. This Opinion is limited to use by the Company, only. No other entity or individual is entitled to rely upon this Opinion, without the written consent of this Office.

The opinions set forth herein are expressed as of the date hereof and remain valid so long as the documents, instruments, records and certificates we have examined and relied upon as noted above, are unchanged and the assumptions we have made, as noted above, are valid. If any facts or documents are determined to be incorrect, misstated or misrepresented, then the opinion or opinions expressed herein may not continue to be valid.

Please feel free to contact me if you have any questions.

Very truly yours,

Michael S. Krome